October 15, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3651
Attention: Lilyanna Peyser

RE:	Nash-Finch Company
Comment letter dated October 1, 2010 Form 10-K for the year ended January 2, 2010 Definitive Proxy Statement filed April 15, 2010
Dear Ms. Peyser:
Set forth below are responses by Nash-Finch Company (“we” or the “Company”) to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Robert B. Dimond dated October 1, 2010, with respect to the above mentioned filings. We have reproduced below the full text of the Staff’s comments in bold type, each of which is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended January 2, 2010
Consolidated Statements of Stockholders’ Equity, page 42
1.	We note your response to comment seven in our letter dated August 19, 2010 that you will disclose changes in each class of common stock outstanding in the event that you issue additional classes of shares. Please explain to us how you meet the disclosure requirement of Rule 5-02.29 of Regulation S-X. We do not see where you have shown the changes in your shares of outstanding common stock for each period for which an income statement is required.

Response: In response to the Staff’s comment, in future filings we will include an additional column in our Consolidated Statement of Stockholders’ Equity which will show the changes in our shares of outstanding common stock for each period an income statement is required, in addition to what we have historically provided. Attached below is a sample of our proposed modified Statement of Stockholder’s Equity:

					Accumulated
	Common stock		Additional		other		Total
Fiscal years ended January 2, 2010, January 3, 2009	(shares	Common	paid-in	Retained	comprehensive	Treasury	stockholders’
and December 29, 2007	outstanding)	stock	capital	earnings	income (loss)	Stock	equity
Balance at December 30, 2006	13,388	$22,348	$76,909	$218,938	$(4,582)	$(499)	$313,114

Net earnings	—	—	—	36,031	—	—	36,031
Other comprehensive income
Deferred loss on hedging activities, net of tax of ($295)	—	—	—	—	(461)	—	(461)
Minimum pension liability adjustment, net of tax of $180	—	—	—	—	281	—	281
Minimum other post-retirement liability adjustment, net of tax of ($211)	—	—	—	—	(330)	—	(330)

Comprehensive income							35,521
Dividends declared of $.72 per share	—	—	—	(9,702)	—	—	(9,702)
Share-based compensation	—	2	4,641	(352)	—	—	4,291
Common stock issued upon exercise of options	75	125	1,878	—	—	—	2,003
Common stock issued for employee purchase plan	24	40	457	—	—	—	497
Common stock issued for performance units	50	84	(84)	—	—	—	—
Repurchase of shares	(412)	—	—	—	—	(14,980)	(14,980)
Tax benefit associated with compensation plans		—	857	—	—	—	857

Balance at December 29, 2007	13,125	$22,599	$84,658	$244,915	$(5,092)	$(15,479)	$331,601

Net earnings	—	—	—	33,145	—	—	33,145
Other comprehensive income
Deferred loss on hedging activities, net of tax of ($745)	—	—	—	—	(1,165)	—	(1,165)
Minimum pension liability adjustment, net of tax of ($2,710)	—	—	—	—	(4,239)	—	(4,239)
Minimum other post-retirement liability adjustment, net of tax of ($243)	—	—	—	—	(380)	—	(380)

Comprehensive income							27,361
Dividends declared of $.72 per share	—	—	—	(9,229)	—	—	(9,229)
Share-based compensation	—	3	8,871	(269)	—	338	8,943
Share-based compensation modified from liability to equity based	—	—	3,412	—	—	—	3,412
Common stock issued upon exercise of options	23	26	415	—	—	—	441

Common stock issued for employee purchase plan	8	13	224	—	—	—	237
Common stock issued for performance units	77	135	(135)	—	—	—	—
Repurchase of shares	(415)	—	—	—	—	(14,348)	(14,348)
Forfeiture of restricted stock	—	—	—	—	—	(1)	(1)
Tax benefit associated with compensation plans	—	—	603	—	—	—	603

Balance at January 3, 2009	12,818	$22,776	$98,048	$268,562	$(10,876)	$(29,490)	$349,020

Net earnings		—	—	2,778	—	—	2,778
Other comprehensive income

Deferred loss on hedging activities, net of tax of $304	—	—	—	—	475	—	475
Minimum pension liability adjustment, net of tax of ($194)	—	—	—	—	(303)	—	(303)
Minimum other post-retirement liability adjustment, net of tax of ($33)	—	—	—	—	(52)	—	(52)

Comprehensive income							2,898
Dividends declared of $.72 per share	—	—	—	(9,239)	—	—	(9,239)
Share-based compensation	—	—	8,045	(280)	—	504	8,269
Stock appreciation rights	—	—	599	—	—	—	599
Common stock issued upon exercise of options	8	13	183	—	—	—	196
Common stock issued for performance units	1	3	(3)	—	—	—	—
Repurchase of shares	(15)	—	—	—	—	(1,017)	(1,017)
Tax benefit associated with compensation plans		—	(167)	—	—	—	(167)

Balance at January 2, 2010	12,812	$22,792	$106,705	$261,821	$(10,756)	$(30,003)	$350,559

Note (2) Acquisition, page 50
2.	We read your response to comment eight from our letter dated August 19, 2010. Please explain to us in more detail the differences in assumptions and methodologies between your internal financial valuation model and those used by the consultants in determining the fair values of the assets and liabilities acquired. Also provide us with additional insight regarding how you determined the $78.1 million purchase price. Please tell us if there were any significant differences in the valuations of any acquired assets or liabilities between your internal detailed review and the consultant’s appraisals and, if so, tell us how those values were utilized and/or reconciled in determining the appropriate amount to record.
Response: The Company negotiated a purchase price with the seller based on acquiring net assets, with the purchase price being set based on a multiple of Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”), subject to adjustments based on net working capital values at the time of closing the acquisition. The purchase price was not determined based on an appraised value of the acquired assets.
The sale was not a competitive bid situation and was a debt-free transaction. The Asset Purchase Agreement contained a purchase price of $80.0 million, which was subsequently reduced to $78.1 million based on the amount of net working capital at closing. As discussed in Note (2) Acquisition, of the Notes to Consolidated Financial Statements, the Company adopted the provisions of ASC Topic 805 (formerly SFAS No. 141R, “Business Combinations”) that requires the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date to be measured at their fair values as of that date.
Following negotiation of the purchase price , but before the closing, the Company engaged the services of an outside independent consultant to calculate economic values of the business and conduct fair market appraisals of the assets acquired and liabilities assumed. The $30.3 million fair value of property, plant and equipment was higher than the seller’s cost net of depreciation and was the primary reason for the total net asset value of $84.8 million exceeding the purchase price of $78.1 million. The consultants used a reasonable and orderly liquidation value to lower the original appraisal of the equipment acquired. The Company did not do an internal valuation of property, plant and equipment but did review the work done by the outside consultant and determined the results to be reasonable.
Note (9) Derivative Instruments, page 59
3.	We note your response to comment nine from our letter dated August 19, 2010. Please quantify the impact of your derivative instruments on interest expense or tell us where you have disclosed this information in your filing.
Response: In response to the Staff’s comment, in future filings we will include the impact our derivative instruments had on interest expense within our Derivative Instruments footnote. Please see the proposed modified disclosure below, which includes the underlined additions:
The interest rate swap agreements are designated as cash flow hedges and are reflected at fair value in our Consolidated Balance Sheet and the related gains or losses on these contracts are deferred in stockholders’ equity as a component of other comprehensive income. As of January 2, 2010, and January 3, 2009, we had recorded a fair value liability of $1.1 million and $1.9 million, respectively, which was included in accrued expenses in our Consolidated Balance Sheet. Deferred gains and losses are amortized as an adjustment to interest expense over the same period in which the related items being hedged are recognized in income. However, to the extent that any of these contracts are not considered to be effective in accordance with ASC 815 in offsetting the change in the value of the items being hedged, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in income. Our interest rate swap agreements resulted in recognizing interest expense of $1.5 million and $0.1 million in fiscal 2009 and 2008, respectively, and in reducing interest expense by $0.8 during fiscal 2007.

Note (16) Commitments and Contingencies, page 73
4.	We have reviewed your response to comment ten from our letter dated August 19, 2010 and have the following additional comments regarding your Roundy’s litigation matter:
•	Although you indicate that you recorded the original litigation accrual during fiscal 2005, the year of the acquisition, we note that the lawsuit was not filed until February 11, 2008 and it does not appear you disclose the litigation prior to your fiscal 2007 Form 10-K. Please clarify the timing of events related to this matter and address this apparent inconsistency.

•	Citing authoritative accounting guidance, please explain in detail how you determined the litigation accrual should be recorded in goodwill as part of the purchase price and not as an expense and how you determined that the reversal of the accrual should be recorded through income and not as a reduction of goodwill. If you treated the recognition and reversal of the accrual under the pre-acquisition contingency guidance of SFAS 141, please justify your treatment considering the contingency did not exist before the consummation of the combination.
Response: In response to the Staff’s comment, the original liability recorded during fiscal 2005 related to a purchase price adjustment associated with the acquisition of certain assets from Roundy’s during the purchase price allocation period. The offset to the liability was an increase to the goodwill recognized as a part of the acquisition in accordance with the guidance of SFAS 141. In 2005 no litigation accrual was made and no legal action was pending. The Company was negotiating with Roundy’s management in good faith during fiscal 2006 and fiscal 2007 and the Company maintained the $7.6 million as an account payable since it was not more likely than not that the amount would be reduced.
During fiscal 2008, Roundy’s filed a lawsuit against the Company claiming we breached the asset purchase agreement associated with the acquisition by failing to pay the purchase price adjustment. In response to the lawsuit, we asserted counterclaims against Roundy’s for breach of contract, fraud and breach of the duty of good faith and fair dealing, among other things. During fiscal 2009, we entered into a settlement agreement with Roundy’s in which the claims brought against both parties were dismissed. No payment was required to be made by either party. Accordingly, we were required to derecognize the liability associated with the purchase price adjustment.
The purchase price adjustment that was calculated during the purchase price allocation period during fiscal 2005 was directly related to assets acquired from Roundy’s. However, the subsequent litigation stemmed from Roundy’s belief that we breached the asset purchase agreement and our belief that we had been misled by Roundy’s.
In a December 11, 2003 speech by a member of the SEC Staff1, the Staff generally concluded that legal claims between an acquirer and the former owners of an acquired business should be reflected in the income statement when settled. However, the Staff did indicate that they could be persuaded that an adjustment of the purchase price is appropriate upon settlement of litigation only if there is a clear and direct link to the purchase price — i.e. if the acquirer was able to objectively demonstrate that the purchase price exceeded the acquired business’s agreed-upon fair value at the time of the acquisition.

It was also noted in the speech that claims asserting that one party misled the other or that a provision of the purchase agreement is unclear are not unique to business combination agreements and do not generally establish a clear and direct link to the purchase price. The litigation we were involved in with Roundy’s was not limited to a dispute over the purchase price adjustment and the fact that the litigation was settled without the exchange of cash between both parties did not yield the ability to demonstrate the purchase price paid exceeded an agreed upon fair value of the business at the time of the acquisition. As the settlement of the litigation did not yield the ability to objectively demonstrate that there was a clear and direct link to the purchase price, it was determined that it would not have been appropriate to make an adjustment to the purchase accounting associated with the acquisition. We therefore derecognized the liability in the period in which the litigation was settled with the offset to the income statement.

[1]	The speech referenced can be found at http://www.sec.gov/news/speech/spch121103rpg.htm
Exhibit Index
5.	We note your response to comment 12 in our letter dated August 19, 2010. Please confirm that, with respect to Exhibits 2.1, 2.2 and 2.3, you will include in the exhibit index your agreement to furnish us with any omitted schedule or exhibit upon request, for example, in footnotes to Exhibits 2.1, 2.2 and 2.3.
Response: In response to the Staff’s comment, in future filings we will include in the exhibit index our agreement to furnish you with any omitted schedule of exhibit upon request in relation to Exhibits 2.1, 2.2 and 2.3. Please see our proposed modified exhibit index below, which includes the underlined additions:
2.1* Asset Purchase Agreement between Roundy’s, Inc. and Nash-Finch Company, dated as of February 24, 2005 (incorporated by reference to Exhibit 2.1 to our current report on Form 8-K filed February 28, 2005 (File No. 0-785)).
2.2* Asset Purchase Agreement between GSC Enterprises, Inc., MKM Management, L.L.C., Michael K. McKenzie, Grocery Supply Acquisition Corp. and Nash-Finch Company, dated as of December 17, 2008 (incorporated by reference to Exhibit 1.01 to our current report on Form 8-K filed December 18, 2008 (File No. 0-785)).
2.3* First Amendment to Asset Purchase Agreement between GSC Enterprises, Inc., MKM Management, L.L.C., Michael K. McKenzie, Grocery Supply Acquisition Corp. and Nash-Finch Company, dated as of January 31, 2009 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed February 3, 2009 (File No. 0-785)).

*	The Company agrees to furnish supplementary to the SEC upon request by the SEC any omitted schedule or exhibit.
Definitive Proxy Statement on Schedule 14A
Executive Compensation and Other Benefits, page 20
6.	We note your response to comment 15 in our letter dated August 19, 2010. However, your response does not explain why disclosure of retrospective targets and goals will cause you competitive harm. Please enhance your analysis, using the standards set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2, to explain why you believe this is the case, including why disclosing these targets after the fiscal year has closed will result in competitive harm; many of your arguments seem to hinge upon the disclosure of projected amounts, which we are not asking you to disclose. See Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: The Company believes that disclosing retrospective or projected specific financial and operational targets with respect to its incentive plans would cause substantial competitive harm to the Company. Specifically, retrospective disclosure of these targets, which are based on the Company’s internal operating and strategic plans, will enable competitors to infer the Company’s future strategies and impact our ability to negotiate with vendors, customers and landlords. Some targets are tied to multi-year strategic plans and thus disclosure of the targets may provide insight into the Company’s long range plans. In addition, many of the Company’s goals and targets tend to remain relatively consistent over the short and medium-term, thus disclosing the results would result in competitive harm to the Company. The Company believes it has met the standards contained in Securities Act Rule 406 and Securities Exchange Act Rule 24b-2 and may therefore be properly excluded under Instruction 4 to Item 402 (b) of Regulation S-K.
Outstanding Equity Awards at Fiscal Year End, page 32
7.	We note your response to comment 18 in our letter dated August 19, 2010, but the revised disclosure remains unclear. The number of shares or units described in the column “Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Yet Vested” should be based on achieving threshold performance goals, except that if the previous fiscal year’s performance exceeded the threshold, the number of shares or units described in the column should be based on the next higher performance measure that exceeds the previous fiscal year’s performance. Please revise your disclosure to clarify the level of performance goals on which these numbers are based, or provide us with further explanation of the current disclosure.
Response: In our August 19, 2010 letter the Company agreed to modify future disclosures as shown below:
“(3) Awards were granted under the LTIP plan and will vest at the end of 2010. The amount reported is based on a payout equal to 100% of the units granted. The amount that will vest is dependent on the Company’s performance against key performance measures and can range from 0% to 200% of the units granted.”
“(4) Awards were granted under the LTIP plan and will vest at the end of 2011. The amount reported is based on a payout equal to 100% of the units granted. The amount that will vest is dependent on the Company’s performance against key performance measures and can range from 0% to 200% of the units granted.”
The above disclosures identify the Company’s expectation of the probable outcomes of the performance conditions related to the awards and the amounts shown are used in accruing for compensation and benefit expenses and liabilities in our financial statements. The percentage vesting of previous year grant awards was disclosed in footnotes (1) and (2). For awards granted and vested at the end of 2009 the number of shares shown in the table is based on a projected 180% payout. The threshold level is 50%, below which the level drops to 0%. The Company believes it has met the requirements for disclosure.

In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
After you have had an opportunity to review the above responses to your comments, please contact me at 952-844-1060 to discuss any further questions or comments you might have.

Sincerely,

/s/ Robert B. Dimond

Robert B. Dimond
Executive Vice President and Chief Financial Officer